July 27, 2023

VIA EDGAR

Ms. Lauren Hamilton
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 Pearl Street, Suite 20-100
New York, New York 10004-2616

Re:	Permanent Portfolio Family of Funds (“Registrant”) File No. (811-03379) Annual Reports to Shareholders Filed on Form N-CSR

Dear Ms. Hamilton:

Pursuant to your request, this letter is written in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff,” or the “Commission”) with respect to Registrant’s annual reports to shareholders filed on Form N-CSR (each, an “Annual Report,” and together, the “Annual Reports”).  The Annual Reports were filed on April 3, 2023 with the Commission (Accession Number 0001193125-23-089747).  Below is a summary of the comments regarding the Annual Reports provided by the Staff via telephone to the undersigned, George J. Zornada, of K&L Gates LLP, on Thursday, July 6, 2023, and responses confirmed with Registrant’s investment adviser.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Annual Reports.

1.	Comment: With respect to Short Term Treasury Portfolio, the Statement of Assets and Liability indicates a bank overdraft liability of $234,035. Please explain supplementally the overdraft line item.

Response: As a supplemental response, overdrafts occur in the normal operation of the Registrant’s Portfolios as a result of cash management and related asset and liability timing.  As is routine with respect to the operation of custodial arrangements, the custodian extends short-term credit in such circumstances.  Short-term operational cash management is acknowledged in Section 18(g) of the 1940 Act.

2.
Comment: With respect to Versatile Bond Portfolio, the Schedule of Investments indicates that preferred stocks reflect approximately 12% of the Portfolio’s net assets.  The prospectus does not include a discussion of the asset class in the Portfolio’s “principal investment strategies” and “principal investment risks” sections.  Please supplementally explain why investment in preferred stocks are not considered a principal strategy in light of the Portfolio’s holdings and address whether the prospectus disclosures are appropriate in light of exposure to the asset class.

U.S. Securities and Exchange Commission
July 27, 2023

Response: As a supplemental response, Registrant’s statement of additional information contains disclosure on Versatile Bond Portfolio’s ability to invest in preferred stock. The Portfolio amended its prospectus to include disclosure of preferred stocks in its prospectus discussion on principal strategies and investment risks by filing a supplement on July 26, 2023.

3.	Comment: With respect to Short Term Treasury Portfolio, management’s discussion and analysis in the annual report states that:

The Portfolio invests at least 80% of its net assets in direct obligations of the United States Treasury, including U.S. Treasury bills, notes and bonds, and other securities issued by the U.S. Treasury, such as U.S. Agency securities.

The prospectus states that:

Under normal market conditions, the Portfolio invests at least 80% of its assets in direct debt obligations of the United States Treasury, including U.S. Treasury bills, notes and bonds, and other securities issued by the U.S. Treasury.  The remainder of the Portfolio’s assets may be invested in U.S. government agency securities, which include debt obligations issued and/or guaranteed as to principal and interest by the U.S. government or its agencies, sponsored enterprises or instrumentalities.

Please explain supplementally the difference regarding the description of agency securities with respect to the Portfolio’s 80% policy and ensure alignment of the description policy going forward.

Response: As a supplemental response, the prospectus accurately describes the Portfolio’s 80% policy.  Management’s discussion and analysis in the annual report truncated the disclosure in the service of brevity, but will in the future reflect fully such prospectus description.

4.
Comment: With respect to Permanent Portfolio, Registrant’s Form N-PORT for the same period as the financial statements indicates that the Portfolio held restricted securities whereas the financial statements do not contain information required with respect to restricted securities (see Regulation S-X Article 12-12).  Supplementally, please indicate that such will be coordinated, and appropriate disclosures included going forward.

Response: As a supplemental response, certain Swiss Confederation bonds were listed inadvertently in the Permanent Portfolio’s Form N-PORT filing as restricted securities.  Registrant represents that these investments are not restricted securities and, further, the Portfolio held no restricted securities.  Accordingly, the Portfolio’s financial statements were not required to contain disclosure called for by Article 12-12 of Regulation S-X with respect to restricted securities.  Future N-PORT filings will correct the inconsistency.

* * *

U.S. Securities and Exchange Commission
July 27, 2023

If you have any questions regarding the enclosed information, please contact me directly at (617) 261-3231.
Kind regards,

/s/ George J. Zornada
George J. Zornada

cc:	Michael J. Cuggino James H. Andrews